December 11, 2009

Mail Stop 3010

Mr. Charles Boyle
Chief Financial Officer
Universal Health Realty Income Trust
367 South Gulph Road
King of Prussia, PA 19406

> **Re: Universal Health Realty Income Trust**
> **Form 10-K for the year ended December 31, 2008**
> **Forms 10-Q for the quarters ended March 31 and June 30, 2009**
> **Filed March 12, 2009**
> **File No. 001-09321**

Dear Mr. Boyle:

        We have reviewed your response letter dated October 16, 2009 and have the following additional comment. This comment should be addressed in all future filings with the Commission.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 5. Market for Registrant's Common Equity, page 24

1.   We note your response to comment 6 of our letter dated September 30, 2009. It appears from your response that dividends paid exceeded operating cash flows in 2007 and 2008. Further, the sources appear to possibly be a combination of repayments, distributions, borrowings, and issuances of interest. As such, please quantify the difference between cash flow from operations and dividends paid for the period and discuss the sources of cash used to pay that difference. Confirm that you will provide such disclosure in future filings, as applicable.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristi Marrone, Staff Accountant at (202) 551-3429 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or Karen Garnett at (202) 551-3785 with any other questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant